

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

January 11, 2011

By U.S. mail and facsimile

Mr. Xiaohui Wu
Chief Executive Officer
Newenergy Enterprise Management, Inc.
Room 901, 3 Unit, Building No. 4
District No. 1 of Caihongcheng,
66 Guangcai Road, Fengtai District
Beijing, China

Re: Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 000-53789

Dear Mr. Wu:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                          Sincerely,

                                          Tia Jenkins
                                          Senior Assistant Chief Accountant
                                          Office of Beverages, Apparel and
                                          Health Care Services

CC: Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
Via Fax No. (212) 930-9725